Exhibit (d)(5)

AMENDMENT TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This Amendment to the Investment Sub-Advisory Agreement (this “Amendment”), effective as of the 1st day of January, 2024 (the “Effective Date”), is by and among Cavanal Hill Investment Management, Inc., an Oklahoma corporation (the “Adviser”), and LM Capital Group, LLC, a Delaware limited liability company (the “Sub-Adviser”), the investment sub-adviser for the Strategic Enhanced Yield Fund series (the “Strategic Enhanced Yield Fund”) of the Cavanal Hill Funds (the “Trust”), a Massachusetts business trust registered as an open-end, diversified, management company under the Investment Company Act of 1940, as amended (the “1940 Act”), and amends that certain Investment Sub-Advisory Agreement, dated the 28th day of December, 2022, between the Adviser and Sub-Adviser (as in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the Adviser serves as the Investment Adviser for the Trust, including the Strategic Enhanced Yield Fund, pursuant to the terms of an Amended & Restated Investment Advisory Agreement dated January 25, 2024, as amended from time to time (the “Advisory Agreement”);

WHEREAS, Section 4 of the Advisory Agreement permits the Adviser, subject to the approvals required under the 1940 Act, to employ an investment sub-adviser to assist the Adviser in the performance of its duties;

WHEREAS, pursuant to the Agreement, the Adviser engaged the Sub-Adviser to perform certain investment advisory services for the Strategic Enhanced Yield Fund as an investment sub-adviser;

WHEREAS, the Adviser and Sub-Adviser wish to enter into this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Adviser and Sub-Adviser hereby agree as follows:

1.	Amendments.

a.	Section 3 of the Agreement is hereby deleted in its entirety and replaced with the following:

3. Compensation.

For the Services provided and the expenses assumed pursuant to this Agreement, the Adviser will pay the Sub-Adviser and the Sub-Adviser will accept as full compensation therefor, a monthly Fee equal to the sum of (i) 40 bps of all assets under management held in the Strategic Enhanced Yield Fund up to $30 million and (ii) 25 bps of all assets under management held in the Strategic Enhanced Yield Fund exceeding $30 million, in each case, of the monthly 50 bps management fee payable to the Adviser by the Strategic Enhanced Yield Fund under the Advisory Agreement for the applicable month (“Management Fee”). If in any fiscal year the aggregate expenses of the Strategic Enhanced Yield Fund exceed any applicable expense limitation imposed by any state or federal securities laws or regulations, and the Adviser waives all or a portion of its management fee or reimburses the Strategic Enhanced Yield Fund for expenses to the extent required to satisfy such limitation, the Fee paid to the Sub-Adviser will be reduced by 20 bps of the amount of such waivers or reimbursements. If the Sub-Adviser fees are reduced in accordance with the preceding sentence to reflect such waivers or reimbursements and the Adviser subsequently recovers all or any portion of such waivers or reimbursement then the Sub-Adviser shall be entitled to receive from the Adviser a proportionate share of the amount recovered. The Adviser shall pay the amount of such Management Fee to the Sub-Adviser monthly in arrears no later than ten (10) calendar days from the end of the applicable month for which such Management Fee is due.

If the Management Fee payable to the Sub-Adviser begins to accrue after the beginning of any month or if this Agreement terminates before the end of any month, the Management Fee shall be prorated by multiplying the total Management Fee that would have been due for such calendar month by a fraction, the numerator of which is the number of days in the calendar month during which the Sub-Adviser managed the assets, and the denominator of which is the total number of days in the calendar month. For purposes of calculating fees, the value of the Strategic Enhanced Yield Fund’s net assets shall be computed in the manner specified in the Prospectus.

2. Miscellaneous. This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein. Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed on the day and year first above written to become effective on the Effective Date.

CAVANAL HILL INVESTMENT
MANAGEMENT, INC.

By:	/s/ Matthew C. Stephani
Name:	Matthew C. Stephani
Title:	President

LM CAPITAL GROUP, LLC

By:	/s/ Luis Maizel
Name:	Luis Maizel
Chief Executive Officer